                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 02549

                                                     COMMISSION FILE NO. 0-25881

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
Check box:
Form 10-KSB [X]  Form 20-F [ ]  Form 11-K [ ]  Form 10-QSB [ ]  Form N-SAR [ ]

                       For Period Ended: December 31, 2004

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended: ________________________


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   Read Instruction (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

         RAPTOR NETWORKS TECHNOLOGY, INC.
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Former Name if Applicable

         PACIFIC INTERMEDIA, INC.
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Address of Principal Executive Office (Street and Number)

         1241 E. DYER ROAD, SUITE 150
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City, State, Zip Code

         SANTA ANA, CA 92705
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PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT IS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT HAS DEDICATED SUBSTANTIAL TIME AND EFFORT IN FOURTH QUARTER 2004 AND FIRST QUARTER 2005 TO RAISE ADDITIONAL CAPITAL NECESSARY TO SUPPORT CONTINUING OPERATIONS AND, AS A RESULT, WAS NOT ABLE TO COMPLETE ITS FINANCIAL STATEMENTS WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            BOB VAN LEYEN                   (949)                  623-9305
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               (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT ANTICIPATES THAT NET SALES FOR 2004 WILL BE APPROXIMATELY $54 THOUSAND, AS COMPARED TO NET SALES OF APPROXIMATELY $5 THOUSAND IN 2003. THE REGISTRANT ALSO ANTICIPATES THAT IT WILL RECORD NET LOSSES OF APPROXIMATELY $20 MILLION IN 2004, AS COMPARED TO APPROXIMATELY $7 MILLION IN 2003. THE INCREASE IN NET LOSSES IS PRIMARILY DUE TO THE FACTS THAT LOSSES FOR 2004 REFLECT A FULL YEAR OF OPERATIONS VERSUS ONLY SIX MONTHS OF START UP AND RELATED EXPENSES REPORTED FOR 2003 AND THAT THE REGISTRANT ISSUED APPROXIMATELY 6.2 MILLION SHARES OF ITS COMMON STOCK TO RETAIN KEY EMPLOYEES AND AS PAYMENT FOR PAST SERVICES RENDERED TO THE REGISTRANT.

                        RAPTOR NETWORKS TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     APRIL 1, 2005          By:      /S/ BOB VAN LEYEN
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                                    Bob van Leyen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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